SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                             SPACEHAB, Incorporated
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                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    846243103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Westech Capital Corp.
                           2700 Via Fortuna, Suite 400
                               Austin, Texas 78746
                Attention: President and Chief Operating Officer
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2004
--------------------------------------------------------------------------------
            (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. [_]

                         (Continued on following pages)


                              (Page 1 of 11 Pages)

CUSIP No. 846243103                    13D

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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Westech Capital Corp.
        13-3577716

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4       WC

--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       692,732(1)

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      692,732(1)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        692,732(1)

--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        5.5%(2)

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14        CO

--------------------------------------------------------------------------------

(1) John Joseph Gorman owns 58% of the common stock of Westech Capital Corp. and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corp. Westech Capital Corp. and Mr. Gorman share voting and dispositive power with respect to 151,400 shares of common stock, which are held by Westech Capital Corp. Westech Capital Corp., Mr. Gorman and Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.

(2) Assumes a total of 12,562,240 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 846243103                    13D

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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tejas Securities Group, Inc.
        74-2696352

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4       WC

--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Texas

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       541,332(1)

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      541,332(1)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        541,332(1)

--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        4.3%(2)

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14        CO

--------------------------------------------------------------------------------

(1) Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., Westech Capital Corp., and Mr. Gorman share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.

(2) Assumes a total of 12,562,240 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

CUSIP No. 846243103                    13D

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        John Joseph Gorman and Tamra I. Gorman

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4       John Joseph Gorman-PF; Tamra I. Gorman-OO

--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       31,225(1)
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       797,419(2)

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       31,225(1)
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      797,419(2)

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        828,644(3)

--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        6.6%(4)

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14        IN

--------------------------------------------------------------------------------

(1) Mr. Gorman has sole voting and dispositive power with respect to 31,225 shares of common stock, which are held in his 401(k) account.

(2) Mr. Gorman and his spouse, Tamra I. Gorman, share voting and dispositive power with respect to (i) 52,344 shares of common stock, which are held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (ii) 52,343 shares of common stock, which are held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mr. Gorman owns 58% of the common stock of Westech Capital Corp and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corp. Mr. Gorman and Westech Capital Corp. share voting and dispositive power with respect to 151,400 shares of common stock, which are held by Westech Capital Corp. Mr. Gorman, Westech Capital Corp., and Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.

(3) Mrs. Gorman may be deemed to beneficially own the shares of common stock which Mr. Gorman is deemed to beneficially own.

(4) Assumes a total of 12,562,240 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004.

                                  SCHEDULE 13D

      This Schedule 13D (the "Schedule 13D") is being filed on behalf of Westech Capital Corp., a Delaware corporation ("Westech"), and Tejas Securities Group, Inc., a Texas corporation ("Tejas"), relating to shares of common stock of SPACEHAB, Incorporated, a Washington corporation (the "Issuer"). This Schedule 13D is also being filed by John Joseph Gorman ("Mr. Gorman") and Tamra I. Gorman ("Mrs. Gorman"). Westech, Tejas, Mr. Gorman and Mrs. Gorman, as trustee of each of the Ryleigh Gorman Trust and the John Joseph Gorman V Trust (collectively, the "Trusts"), are making a joint filing with respect to such shares. Westech, Tejas, Mr. Gorman and Mrs. Gorman are collectively referred to herein as the "Reporting Persons." Because of activities that have been undertaken or may be undertaken by the Reporting Persons, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"). Notwithstanding the foregoing, the filing of this Schedule 13D should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

Item 1. Security and Issuer

      This statement relates to the common stock, no par value ("Common Stock"), of the Issuer. The Issuer has its principal executive offices at 12130 Galveston Road (Hwy 3), Building 1, Webster, Texas 77598.

Item 2. Identity and Background

      (a) This Schedule 13D is filed by Westech. The directors and executive officers of Westech are: Mr. Gorman, Chairman of the Board; Mark Salter, Chief Executive Officer and Director of Sales and Trading; Kurt J. Rechner, President and Chief Operating Officer; John F. Garber, Chief Financial Officer; Charles H. Mayer, Director; William A. Inglehart, Director; Barry A. Williamson, Director; and Clark N. Wilson, Director. As of the date hereof, Mr. Gorman beneficially owned approximately 58% of Westech's common stock. This Schedule 13D is also filed by Tejas. The directors and executive officers of Tejas are the same as those of Westech. This Schedule 13D is also filed by John Joseph Gorman and Tamra I. Gorman.

      (b) The business address of Westech, Tejas, each of their respective directors and executive officers, and Mr. Gorman and Mrs. Gorman is 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

      (c) Westech is a holding company whose only operating subsidiary is Tejas. Tejas is engaged in the business of providing brokerage and related financial services to institutional and retail customers nationwide. The principal occupation of Mr. Gorman is Chairman of the Board of Westech. Mrs. Gorman is Mr. Gorman's spouse.

      (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons, or other persons with respect to whom this information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Westech is a Delaware corporation. Tejas is a Texas corporation. The directors and executive officers of Westech and Tejas are United States citizens. Mr. and Mrs. Gorman are United States citizens.

Item 3. Source and Amount of Funds

      As of September 13, 2004, Westech directly held 151,400 shares of Common Stock. Westech acquired those shares prior to such date. The source of funds used to acquire such shares was the working capital of Westech.

      On September 13, 2004, Tejas transferred 541,332 shares of Common Stock from a market-making account to a proprietary trading account.

      As of September 13, 2004, Mr. Gorman and Mrs. Gorman, through holdings in Mr. Gorman's 401(k) account and the Trusts, beneficially owned 135,912 shares of Common Stock. These shares were acquired at various times prior to such date. The source of the funds used to acquire such shares was the personal funds of Mr. Gorman and the Trusts.

Item 4. Purpose of the Transaction

      Mr. and Mrs. Gorman originally acquired the Common Stock beneficially owned by them for investment purposes. Westech originally acquired the Common Stock directly owned by it for investment purposes. Tejas originally acquired the Common Stock beneficially owned by it for market-making activities. Recently, the Reporting Persons have become dissatisfied with the management and financial performance of the Issuer. As a result, the Reporting Persons intend to seek to influence management to take measures to maximize shareholder value. On September 13, 2004, Tejas transferred 541,332 shares of Common Stock from a market-making account to a proprietary trading account.

      On September 13, 2004, the Reporting Persons delivered a letter to the Issuer's secretary (a copy of which is attached to this filing as Exhibit 2 and incorporated herein by reference), in accordance with the Issuer's by-laws, providing notice of their intent to nominate three individuals to the Board of Directors of the Issuer at the 2004 Annual Meeting of Stockholders of the Issuer, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof.

      The Reporting Persons intend to file a proxy statement and other relevant documents with the Securities and Exchange Commission and to solicit proxies in support of the election of their nominees to the Issuer's Board of Directors. The Reporting Persons may also contact and consult with other stockholders of the Issuer concerning the Issuer, its prospects, and any or all of the foregoing matters.

      The Reporting Persons intend to pursue alternatives available in order to maximize the value of their investment in the Issuer. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those numerated above.

Item 5. Interest in Securities of the Issuer

      (a) As of September 13, 2004, Westech beneficially owned in the aggregate 692,732 shares of Common Stock, 151,400 of which were held directly by Westech and 541,332 of which were held in the proprietary trading account for Tejas, which represents 5.5% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 692,732 shares of Common Stock beneficially owned by Westech as of such date, by (ii) 12,562,240 shares of Common Stock outstanding, based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 31, 2004.

      As of September 13, 2004, Tejas beneficially owned 541,332 shares of Common Stock, which represents 4.3% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 541,332 shares of Common Stock beneficially owned by Tejas as of such date, by (ii) 12,562,240 shares of Common Stock outstanding, based upon the Issuer's

Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 31, 2004.

      As of September 13, 2004, Mr. Gorman and Mrs. Gorman beneficially owned in the aggregate 828,644 shares of Common Stock (including the 692,732 shares of Common Stock beneficially owned by Westech that Mr. Gorman may be deemed to beneficially own), which represents 6.6% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 828,644 shares of Common Stock beneficially owned by Mr. Gorman and Mrs. Gorman as of such date, by (ii) 12,562,240 shares of Common Stock outstanding, based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 31, 2004.

      In addition, as of September 13, 2004, Mr. Inglehart, a director of Westech and Tejas, beneficially owned 7,500 shares of Common Stock, which shares are held directly by his spouse.

      (b) Westech shares the power to vote and dispose of (i) 151,400 shares of Common Stock with Mr. Gorman and (ii) 541,332 shares of Common Stock with Tejas and Mr. Gorman.

      Tejas shares the power to vote and dispose of 541,332 shares of Common Stock with Westech and Mr. Gorman.

      Mr. Gorman has sole voting and dispositive power with respect to 31,225 shares of Common Stock held in his 401(k) account. Mr. Gorman and his spouse, Mrs. Gorman, share voting and dispositive power with respect to (i) 52,344 shares of Common Stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and
(ii) 52,343 shares of Common Stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mr. Gorman shares the power to vote and dispose of (i) 151,400 shares of Common Stock with Westech and (ii) 541,352 shares of Common Stock with Westech and Tejas. As described in Item 2 above, Mr. Gorman is the Chairman of the Board of Westech and Tejas. In addition, as of the date hereof, Mr. Gorman beneficially owned approximately 58% of Westech's common stock.

      The filing of this Schedule 13D shall not be construed as an admission that Westech or Tejas is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 31,225 shares of Common Stock held in Mr. Gorman's 401(k) account or any of the 104,687 shares of Common Stock held in the Trusts.

      The filing of this Schedule 13D shall not be construed as an admission that Mr. Gorman and Mrs. Gorman are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 692,732 shares of Common Stock beneficially owned by Westech or any of the 541,332 shares of Common Stock beneficially owned by Tejas.

      (c) Except as described in Items 3 and 4 above, none of the Reporting Persons have engaged in any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D, except as follows:

                 Holder             Date     Transaction   Shares    Price
      --------------------------   -------   -----------   ------   -------

      Ryleigh Gorman Trust         8/31/04       Buy       40,000     $2.50
                                   8/16/04      Sale       10,000     $2.45
                                   8/11/04       Buy        5,694   $2.1996
                                   7/26/04       Buy        2,550   $2.8596

      John Joseph Gorman V Trust   8/31/04       Buy       40,000     $2.50
                                   8/16/04      Sale       10,000     $2.45
                                   8/11/04       Buy        5,693   $2.1996
                                   7/26/04       Buy        2,550   $2.8596

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated September 13, 2004, among Westech, Tejas, Mr. Gorman and Mrs. Gorman.

Exhibit 2 Letter dated September 13, 2004, from the Reporting Persons to the Corporate Secretary of the Issuer notifying the Issuer of the Reporting Persons' intent to nominate three individuals for election to the Issuer's Board of Directors at the Issuer's next annual meeting of stockholders.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2004

                                        Westech Capital Corp.


                                        By: /s/ Kurt J. Rechner
                                            ------------------------------------
                                            Kurt J. Rechner, President
                                            and Chief Operating Officer


                                        Tejas Securities Group, Inc.


                                        By: /s/ Kurt J. Rechner
                                            ------------------------------------
                                            Kurt J. Rechner, President
                                            and Chief Operating Officer

                                        /s/ John Joseph Gorman
                                        ----------------------------------------
                                        John Joseph Gorman

                                        /s/ Tamra I. Gorman
                                        ----------------------------------------
                                        Tamra I. Gorman